

DIVISION OF
CORPORATION FINANCE
Mail Stop 4720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 21, 2009

By U.S. Mail and Facsimile to: (860) 456-5268

Brian J. Hull
Executive Vice President, Treasurer and Chief Financial Officer
SI Financial Group, Inc.
803 Main Street
Willimantic, Connecticut 06226

>   **Re: SI Financial Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2009**
>   **File No. 000-50801**

Dear Mr. Hull:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   Kathryn McHale
>   Staff Attorney